Exhibit 12

FORM OF OPINION

[DATE]

DWS Enhanced Commodity Strategy Fund, Inc.
DWS Investments
345 Park Avenue
New York, NY 10154

DWS Enhanced Commodity Strategy Fund
DWS Institutional Funds
345 Park Avenue
New York, NY 10154

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated [DATE], between DWS Institutional Funds, a Massachusetts business trust, (“Acquiring Trust”), on behalf of one of its series, DWS Enhanced Commodity Strategy Fund (“Acquiring Fund”) and DWS Enhanced Commodity Strategy Fund, Inc., a Maryland corporation (“Target Fund,” and together with Acquiring Fund each a “Fund” and collectively the “Funds”). The Agreement describes a proposed transaction (the “Reorganization”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section [8.5] of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Target Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Acquiring Fund is a series of Acquiring Trust, which is registered under the 1940 Act as an open-end management investment company. Shares of Acquiring Fund are redeemable at net asset value at each shareholder’s option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the Combined Proxy Statement/Prospectus dated [DATE], and such other items as we have deemed necessary to render this opinion. In addition, each of Target Fund and Acquiring Fund has provided us with a letter dated as of the date of this letter (collectively, the “Representation Letters”) representing as to certain facts, occurrences and information upon which each of Target Fund and Acquiring Fund has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.

Based on the Representation Letters and customary assumptions, and our review of the documents and items referred to above, we are of the opinion that, subject to the final paragraphs hereof, for U.S. federal income tax purposes:

(i)	The Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)	Under Sections 361 and 357(a) of the Code, no gain or loss will be recognized by Target Fund upon (a) the transfer of its assets to Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund or (b) the distribution of the Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

(iii)	Under Section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their shares of Target Fund for the Acquiring Fund Shares;

(iv)	Under Section 358 of the Code, the aggregate tax basis of the Acquiring Fund Shares each Target Fund shareholder receives in the Reorganization will be the same as the aggregate tax basis of his or her Target Fund shares exchanged therefor;

(v)	Under Section 1223(l) of the Code, a Target Fund shareholder’s holding period for the Acquiring Fund Shares will include the period for which he or she held Target Fund shares exchanged therefor, provided that the shareholder held such Target Fund shares as capital assets on the date of the exchange;

(vi)	Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon receipt of the assets of Target Fund in exchange for the Acquiring Fund Shares and the assumption by Acquiring Fund of all liabilities of Target Fund;

(vii)	Under Section 362(b) of the Code, the tax basis in the hands of Acquiring Fund of the assets of Target Fund transferred to Acquiring Fund in the Reorganization will be the same as the tax basis of such assets in the hands of Target Fund immediately prior to the transfer;

(viii)	Under Section 1223(2) of the Code, the holding periods of the assets of Target Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Target Fund; and

(ix)	Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.

We express no view with respect to the effect of the Reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or upon the termination thereof, or (ii) upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction.

We note that one of the conditions for the tax-free reorganization treatment described in our opinion above is compliance with the “continuity of business enterprise” (“COBE”) requirement set forth in Treas. Reg. § 1.368-1(d). Treas. Reg. § 1.368-1(d) sets forth the “continuity of business enterprise” (“COBE”) requirement for tax-free reorganization treatment: Acquiring Fund must “either continue [Target Fund’s] historic business or use a significant portion of [Target Fund’s] historic assets in a business”; the regulation states that its application “will depend on all facts and circumstances.” Treas. Reg. § 1.368-1(d)(2)(iii) states:

In general, a corporation’s historic business is the business it has conducted most recently. However, a corporation’s historic business is not one the corporation enters into as part of a plan of reorganization.

Treas. Reg. § 1.368-1(d)(3)(ii) states: “A corporation’s historic business assets are the assets used in its historic business.”

The following recital of facts is based on the Representation Letters you have provided to us. The Funds have substantially the same strategy and substantially identical portfolios. As of April 1, 2010, Target Fund revised its investment strategy and restructured its portfolio to conform to the revised strategy, and Target Fund has continued to employ this revised strategy through the Closing Date. At the time Target Fund’s management proposed and its board approved the revisions to the investment strategy, neither the management of Target Fund or Acquiring Fund, nor the board of trustees of either Fund, had any plan to combine the Funds.1 Target Fund management implemented and pursued the revised strategy on and after April 1, 2010, including restructuring Target Fund’s portfolio in accordance with the revised strategy, without regard to and independently of any plan to combine the Funds. The assets acquired by Target Fund in accordance with the revised strategy, a significant portion of which continue to be held by Target Fund on the Closing Date, were not acquired with reference to the Reorganization or otherwise as part of any plan to combine the Funds. Also as of April 1, 2010, Acquiring Fund similarly revised its investment strategy and restructured its portfolio. As of the Closing Date, Acquiring Fund and Target Fund have similar investment objectives and identical investment strategies. Each seeks total return (Target Fund seeks capital appreciation, with total return as a secondary objective) through exposure to the commodities markets, by investing primarily in commodity-linked derivative instruments, such as commodity-linked swaps, structured notes and futures contracts, backed by a portfolio of fixed income instruments.

Acquiring Fund’s strategy of investing primarily in commodity-linked derivative instruments, the strategy that it employs as of and expects to continue to employ following the Closing Date, bears significant similarities to Target Fund’s strategy before the implementation of revisions on April 1, 2010. Target Fund’s previous strategy was to invest in a blended portfolio of equity interests in companies in commodity-related industries and in commodity-linked derivative investments. Both Funds are non-diversified for purposes of the 1940 Act. Both strategies achieve returns through exposure to commodities markets by investing in commodities-related instruments, whether stock or derivatives, the performance of which is driven in significant measure by the market for the underlying physical commodities.

In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (the “IRS”). In that ruling, the IRS held that the COBE requirement was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds. Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe that the IRS’s conclusion in this ruling has always been questionable. In addition, a series of private letter rulings issued in July 2005 and subsequent private letter rulings (that indicate the IRS’s view on these issues but on which, as a matter of law, we are not permitted to rely under Code Section 6110(k)(3)) suggest that the IRS’s position on this issue is evolving: in each of these rulings, the IRS relied upon historic business representations to conclude that the reorganization satisfied the continuity of business enterprise requirement. However, even if the IRS’s 1987 revenue ruling were a correct statement of law, the facts of the Reorganization would be distinguishable from those in the ruling.

We believe that Acquiring Fund will continue Target Fund’s historic business within the meaning of Treas. Reg. § 1.368-1(d), including for the reasons discussed above. Although Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be in the normal course of operations (which include redemptions) and fully consistent with Acquiring Fund’s investment objectives and strategies, including those objectives and strategies it shares with Target Fund, and all proceeds generated by such dispositions not distributed in redemption will be reinvested in a manner fully consistent with such policies. Based upon all the

 1On similar facts, courts have concluded that a business a target entered into only recently at the time of a reorganization was the target’s historic business. See, e.g., American Bronze Corp., 64 TC 1111 (1975), in which the Target corporation’s recently realigned business was held to be its “historic business” for COBE purposes. As described in the preamble to the COBE regulations, in American Bronze: “the facts indicate that there was no plan to merge T into P at the time T entered the jobbing business,” TD 7745 (12/31/1980). See also Abegg v. Commissioner, 429 F. 2d 1209 (2d Cir. 1970), aff’g 50 T.C. 145 (1968), in which the target’s business of investing and stock and other securities was held to be its “historic business” despite the sale of all its operating assets (patents, licenses and machinery) in exchange for those securities just two years before, again because the sale of operating assets was not part of a plan to reorganize.

facts and circumstances including those recited above, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled. We call to your attention the fact that there is no case law, and that Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the “continuity of business enterprise” requirement to a reorganization involving two or more investment companies.

No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above. Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

Ropes & Gray LLP

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